Exhibit 99.1

2350 – 1177 West Hastings Street
Vancouver, B.C.
V6E 2K3
Phone: 604-685-2323
Fax: 604-629-5228
www.bajamining.com
January 15, 2010	TSX:BAJ
OTCQX: BAJFF

NEWS RELEASE

BAJA CONFIRMS ROBUST ECONOMICS AT BOLEO

Update projects 23-year mine life with 25.6% IRR and $1.306 billion NPV

Baja Mining Corp. today announced that an updated capital cost estimate and economic model have confirmed that its 70%-owned Boleo deposit in Baja California Sur, Mexico, can be developed economically at an after-tax internal rate of return (IRR) of 25.6% based on 100% equity. The project, which has a minimum scheduled mine life of 23 years, has a NPV of $1.306 billion using an eight percent discount rate and an average life of mine cash cost of negative $0.29/lb for copper, net of by-product credits. All dollar amounts are stated in U.S. dollars and are on an equity basis (i.e. assume no debt or related finance charges).

Highlights of Boleo project update

•	Proven and probable reserves for minimum 23-year mine life.
•	Negative $0.29/lb for copper average life of mine cash cost, net of by-product credits.
•	Remaining estimated capital costs of $889 million (including $92.3 million contingency).
•	Average annual production, for the first six years of full production:
	o	Copper cathode:	56,697 tonnes
	o	Cobalt cathode:	1,708 tonnes
	o	Zinc sulphate monohydrate:	25,364 tonnes
•	265 million tonnes of measured and indicated resources grading 1.50% copper equivalent.
•	159 million tonnes of inferred resources grading 1.15% copper equivalent.
•	After-tax IRR of 25.6% using SEC guidelines, or 27.9% at current market prices.
•	After-tax NPV (at 8% discount rate) of $1.306 billion using SEC guidelines or $1.473 billion at current market prices.

“We are pleased that the updated capital and operating cost estimates confirm the robust economics of the Boleo project,” says Baja President and CEO John Greenslade. “This update now provides a strong foundation for completing construction financing and recommencing construction of the mine and processing facility in order to move to production as soon as possible.”

Mr. Greenslade says “there is also significant upside potential for Boleo which is endowed with a rich resource of manganese. We will shortly commence a feasibility study to quantify this potential which could substantially add to the project’s value.”

The current update incorporates plant capital cost estimates prepared by ICA Fluor Daniel, S. de R.L. de C.V. (ICA Fluor), operating cost estimates prepared by the Company and reviewed by ICA Fluor, and owner’s costs prepared by the Company. A revised geological model, in accordance with NI 43-101, has been prepared by Wardrop, A Tetra Tech Company (Wardrop) and used by Agapito Associates, Inc. (AAI) to prepare the current mine plan. The initial capital cost for the mine was prepared by AAI, however mine sustaining capital and operating costs were prepared by the Company. The Company utilized these cost estimates to prepare the financial projections. In doing so, the capital and operating costs were adjusted to reflect leasing of certain equipment, and to capture costs incurred in the fourth quarter of 2009.An updated NI 43-101 compliant technical report (the “Technical Report”) will be filed within 45 days of today’s date.

Capital Cost Estimate

The total project cost remaining, including Engineering, Procurement, Indirects, Construction Management, Owner’s Costs, and an 11.6 % overall Contingency, but excluding leased equipment, is $889 Million. A summary of estimated capital costs is listed below:

Capital Cost Breakdown	Total Capital to be Spent ($’000)
Mining & Tailings	68,914

Process Plant	321,033

Site Services & Infrastructure	84,022

Buildings	9,072

Total direct costs	483,041

Construction Indirects & Freight	70,029

EPCM	52,391

Contingency	92,297

Total Construction Costs	697,758

Owner's Costs & Pre-development Costs	141,101

Total Cost Before W/C and Financing	838,859

First Fills, Reagents, Spares and Working Capital	50,616

Total Estimated Capital Costs	889,474

Costs, all dollars are third quarter 2009.

Production and Operating Costs

Start-up of the process plant is scheduled for the second half of 2012, based on funding the project during the first half of 2010, in accordance with the following production schedule:

Base Case Production Summary
	Yrs 1[1]	Yrs 2-7	Yrs 8-10	Yrs 11-13	Yrs 14-20	Yrs 21-23
Ore Treated (kt/y)	2,174	3,100	3,100	3,100	3,100	3,021

Grade: % Cu	2.04	2.02	1.74	1.39	0.91	0.61
% Co	0.074	0.071	0.061	0.070	0.074	0.059
% Zn	0.40	0.47	0.52	0.58	0.62	0.81
% Mn	2.45	2.55	2.58	2.93	3.08	4.95

Production (t/y):
Copper	40,221	56,697	49,009	39,161	25,701	17,249
Cobalt	710	1,708	1,481	1,699	1,802	1,398
Zinc Sulphate Monohydrate	9,027	25,364	28,482	30,469	33,054	36,760

1. Note: year 1 is a ramp-up year and partial year production for cobalt and zinc sulphate monohydrate estimated at 8 months

Unit Operating Costs (expressed in $/tonne of ore treated)
	Yrs 1	Yrs 2-7	Yrs 8-10	Yrs 11-13	Yrs 14-20	Yrs 21-23e
Mining	15.36	14.91	11.89	7.90	8.62	7.47
Process	19.36	18.96	17.87	17.63	17.60	18.45
G&A, Sales	9.70	7.54	7.36	7.07	6.66	6.64
Total ($/t)	44.37	41.41	37.12	32.60	32.87	32.56

Cash cost* $/lb of copper	0.49	(0.04)	(0.07)	(0.43)	(0.80)	(0.78)
Cash Flow $000/yr	216,002	316,432	233,539	204,462	148,931	97,749

*Cash cost/lb of Cu is net of cobalt, zinc and sulphuric acid credits. Cash flows are after-tax, using Base Case SEC guideline prices of $2.91/lb Cu, $26.85/lb Co and $1,175/tonne ZnSO4·H2O.

Project Economics

Project economics are presented for three cases: 1) Base Case; 2) Case 2 using lower prices; and 3) January 2010 prices. No manganese production is assumed for any of the cases.

1) Base Case:
Base case project economics use the weighted average three-year trailing price (in accordance with SEC guidelines) of $2.91/lb for copper; $26.85/lb for cobalt; and $1,175/tonne for zinc sulphate monohydrate.

2) Case 2:
$2.25/lb for copper; $20/lb for cobalt; and $1,100/tonne for zinc sulphate monohydrate.

3) January 2010 Price Case:
Prices as of January 8, 2010 were $3.40/lb for copper; $21.17/lb for cobalt; and $1,000/tonne for zinc sulphate monohydrate.

	Base Prices	Case 2 Prices	Jan ’10 Prices
IRR – Pre-tax	28.7%	23.0%	31.2%
IRR – After tax	25.6%	20.4%	27.9%

NPV* @ 0%	$3,749	$2,547	$4,024
NPV @ 5%	$1,922	$1,230	$2,122
NPV @ 8%	$1,306	$815	$1,473

*Note: all NPVs are after-tax

Sensitivities

The project is most sensitive to four key variables: the copper price, cobalt price, capital costs, and operating costs. The sensitivity of the after-tax IRR and NPV (at an 8% discount rate) relative to the Base Case (without manganese) are shown in the table below to indicate the effect of + or – 10% changes in the key variables.

	After Tax IRR			NPV @ 8% ($Millions)
	-10%	Base Case	+10%	-10%	Base Case	+10%
Copper price	23.2%	25.6%	27.9%	$1,111	$1,306	$1,505
Cobalt price	25.0%	25.6%	26.1%	$1,246	$1,306	$1,367
Capital cost	27.7%	25.6%	23.7%	$1,361	$1,306	$1,250
Operating cost	26.3%	25.6%	24.8%	$1,379	$1,306	$1,234

Project Description

The Boleo Cu-Co-Zn-Mn Project is located on the east coast of Baja California Sur, Mexico, near the town of Santa Rosalia. The deposit contains seven mineralized seams (mantos), stacked within a single formation, all dipping gently to the east towards the Sea of Cortez in a step-like fashion, due to post depositional faulting.

The Project consists of approximately 11,000 hectares of mineral concessions and 7,000 hectares of surface occupancy rights, each assembled as a contiguous titled block. The Project is located within the “buffer zone” of the El Vizcaino Biosphere, a Mexican National environmental reserve. An Environmental Impact Manifest (EIM) was submitted in early 2006, and approved by the Mexican authorities in December 2006. The Company has also received authorization to commence development of the Project within the Biosphere.

The Project is to be developed as a series of underground mines using conventional soft rock mining methods, coupled with several small open-cut mines feeding ore to a processing plant using a two stage leaching circuit followed by solid/liquid separation and solvent extraction – electrowinning steps to produce copper and cobalt metal and crystallization to produce zinc sulphate monohydrate.

Both surface and underground mining operations have been designed by AAI to extract ore for the first 23 years at a full mining rate exceeding 3.1 million dry metric tonnes per annum. Approximately 67 million tonnes of ore will be mined from underground operations and three million tonnes from surface open cuts.

The process plant has been designed to treat 3.1 million dry metric tonnes per annum at maximum head grades of 2.2% copper, 0.1% cobalt and 0.67% zinc through an integrated hydrometallurgical facility to produce LME Grade ‘A’ copper cathode; high purity (>99.8% Co) cobalt cathode; and zinc sulphate monohydrate.

Resource Model

Since completion of the Definitive Feasibility Study (DFS) in 2007, the Company, in conjunction with Wardrop, has prepared a revised geological model that incorporates drill results not included in the DFS, has added recoveries to the CuEq formula and has placed all geological data into a UTM grid format that is more compatible for long term mine planning. A National Instrument 43-101 geological report is currently being finalized for filing on SEDAR. Total reported Measured, Indicated and Inferred resources, estimated using 3D block models, are based on Copper equivalent (CuEq)1,3 cut-off grade of 0.5%.

Description Block Model	Tonnes (millions)	CuEq.%	Cu%	Co%	Zn%	Mn%
Resources
Measured	85.8	1.59	0.82	0.07	0.50	3.04
Indicated	178.9	1.46	0.74	0.05	0.71	3.32

Total M & I	264.7	1.50	0.76	0.06	0.64	3.23

Inferred	159.9	1.15	0.47	0.04	0.70	2.93
1.	Mn is not considered in the equivalency formula.
2.

Mineral resources are inclusive of mineral reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability (mineral reserves can be found in a Feasibility Summary Report dated 2007 and filed on SEDAR).

3.	CuEq%= (Cu% x Cu-Pr. x Cu-Rec. + Co% x Co-Pr. x Co-Rec. + Zn% x Zn-Pr. x Zn-Rec.) / Cu-Pr. Prices used are $1.50/lb Cu; $15.00/lb Co; $1.20 /lb Zn; recoveries used are 91.2% Cu, 78.5% Co, 65.5% Zn

Manganese opportunity

The Boleo deposit is endowed with a rich resource of manganese that can be recovered in the form of manganese carbonate. The majority of demand for manganese follows trends in global steel production and is marketed in a number of different product forms. The market for manganese carbonate is limited but the Company has shown that this material can be further processed into electrolytic manganese metal (EMM) and manganese sulphate monohydrate. Prices and demand for a number of manganese products have recovered following the downturn in the global economy in 2008. Although manganese is not included in the current economic evaluation, the Company continues to assess the future potential of manganese carbonate sales as an intermediate product and further processing potential and anticipates it will commence a feasibility study on manganese production in 2010.

Thomas C. Stubens, M.A.Sc., P.Eng a Senior Geologist with Wardrop at the time the mineral resource model and Technical Report were generated, and a Qualified Person, has reviewed this disclosure and states that it fairly and accurately represents the information in the Technical Report that supports the disclosure. Tim Ross of AAI, a Qualified Person, has reviewed the underground mine plan and production schedule and the disclosure contained herein regarding the same and accepts responsibility for such disclosure. Thomas Gluck, Manager Process Metallurgy for Boleo, a Qualified Person, has reviewed the process plant discussion and the disclosure contained herein regarding the same and accepts responsibility for such disclosure.

ON BEHALF OF THE BOARD OF DIRECTORS OF BAJA MINING CORP.

“John W. Greenslade”

JOHN W. GREENSLADE, PRESIDENT

For further information please contact John Greenslade, President, at (604) 685-2323

Some of the statements contained in this release are forward-looking statements, such as statements that describe the anticipated mine life; the Company’s expected NPV and IRR of the project; expected future metal prices; expected timing of start-up; expected timing of a manganese feasibility study; expected timing for construction and other statements. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual revenues to differ materially from those contained in such forwarding-looking statements include (i) fluctuations on the prices of copper, cobalt, zinc and manganese, (ii) interpretation of contract terms, (iii) accuracy of the Company’s and consultants’ projections, (iv) the Company’s ability to finance, receive permits for, obtain equipment, construct and develop the El Boleo Project, (v) the effects of weather; operating hazards; adverse geological conditions and global warming, (vi) impact of availability of labor, materials and equipment; and (vii) changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability.

These forward-looking statements represent the Company’s views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on any forward-looking statements. Cautionary Note to U.S. Investors -The United States Securities and Exchange Commission (SEC) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release such as "measured," "indicated," and "inferred" "resources", which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F which may be secured from us, or from the SEC website at http://www.sec.gov/edgar.shtml.